UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

UTEK CORPORATION
 (Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

91759P106
 (CUSIP Number)

Clifford M. Gross
3214 Polo Place
Plant City, FL 33566
(813) 393-0756
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 4, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91759P106

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Clifford M. Gross, Ph.D.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 526,604
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 526,604
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 526,604
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%*
14		TYPE OF REPORTING PERSON IN
__________
*Based on 11,627,927 shares of common stock outstanding as of November 5, 2009 as set forth in UTEK Corporation’s Form 10-Q filed for the quarterly period ended September 30, 2009

CUSIP No. 91759P106

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Elissa-Beth Gross
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 526,604
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 526,604
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 526,604
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%*
14		TYPE OF REPORTING PERSON IN
__________
*Based on 11,627,927 shares of common stock outstanding as of November 5, 2009 as set forth in UTEK Corporation’s Form 10-Q filed for the quarterly period ended September 30, 2009

CUSIP NO.: 91759P106

Introduction

This Amendment No. 2 amends the Schedule 13D, originally filed on January 31, 2001 and amended on July 11, 2003 (the “Schedule 13D”) by Clifford M. Gross and Elissa-Beth Gross (the “Reporting Persons”) and relates to shares of common stock of UTEK Corporation, a Delaware corporation. This Amendment No. 2 is being filed to update the information contained in the Schedule 13D as follows. Further, this is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.

ITEM 1.  Security and Issuer

Item 1 of the Schedule 13D is hereby replaced in its entirety as follows:

This Schedule 13D relates to the common stock, $.01 par value, of UTEK Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2109 Palm Avenue, Tampa, FL 33605.

ITEM 2.  Identity and Background

Item 2 of the Schedule 13D is hereby replaced in its entirety as follows:

(a)-(c) This Amendment No. 2 is being filed by the Reporting Persons. Clifford M. Gross is retired. Elissa-Beth Gross is a homemaker.
The principal address of each Reporting Person is 3214 Polo Place, Plant City, Florida 33566.

(d)-(e) During the last five years, neither of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Persons are U.S. Citizens.

ITEM 5.  Interest in Securities of The Issuer

Item 5 of the Schedule 13D is hereby replaced in its entirety as follows:

(a) Clifford M. Gross and Elissa-Beth Gross have beneficial ownership over 526,604 shares of the Company’s common stock, or 4.5% of the outstanding shares, based on 11,627,927 shares of common stock outstanding as of November 5, 2009 as set forth in the Company’s Form 10-Q filed for the quarterly period ended September 30, 2009. The Reporting Persons may be deemed to have indirect beneficial ownership over 14,700 shares (included in the 526,604 shares) held by their two children, one of which is a minor and for whom the shares are held under the Uniform Gifts to Minors Act.

(b) Clifford M. Gross shares voting and disposition power over 526,604 shares, or 4.5% of the outstanding shares with his wife Elissa-Beth Gross. The Reporting Persons have indirect beneficial ownership of 14,700 shares held by their two children, one of which is a minor and for whom the shares are held under the Uniform Gifts to Minors Act.

(c) On November 4, 2009, November 5, 2009 and November 6, 2009, the Reporting Persons entered into binding agreements to sell 1,425,350 shares of UTEK common stock in private transactions for $2.05 per share.

(d) Not applicable.

(e) Following the transactions set forth in paragraph (c) to this Item 5, the Reporting Persons cease to be the beneficial owner of more than five percent of the common stock of UTEK Corporation. This is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.

Item 7. Material to be Filed as Exhibits

Exhibit 1-Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 15, 2009

/s/Clifford M. Gross

Clifford M. Gross

/s/Elissa-Beth Gross

Elissa-Beth Gross

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of this Schedule 13D (including amendments thereto) with respect to shares of common stock of UTEK Corporation.

Date: November 15, 2009

 /s/ Clifford M. Gross
Clifford M. Gross

/s/Elissa-Beth Gross
Elissa-Beth Gross